

April 17, 2025

Peter Fetzer
Partner
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

>   **Re: ZEVRA THERAPEUTICS, INC.**
>   **PRRN14A filed April 16, 2025**
>   **Filed by the Mangless Group**
>   **SEC File No. 1-36913**

Dear Peter Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the revised proxy statement.

PRRN14A filed April 16, 2025

Cover Page

1.   Refer to the new disclosure in the second full paragraph on page 3. We do not understand the reference to "any of the prior nominees who are not directors," since all of the prior Mangless nominees were elected in 2023. Please revise or advise.

Proposal 1. Election of Directors, page 9

2.   Item 7(b) of Schedule 14A requires disclosure of information regarding transactions with related persons. See Item 404(a) of Regulation S-K. Nominee Dr. Mickle served as Chief Executive Officer of the Company until January 2023 and as its President and director until April 2023, and thereafter provided consulting services to the Company until October 2024. Provide the information required by Item 404(a) for the period from January 1, 2023 through the date of the proxy statement. See also, Item

404(d) of Regulation S-K and the Instructions to that Item, as to smaller reporting companies.

Solicitation; Expenses, page 17

3.   Refer to comment 16 in our last comment letter. The revised disclosure here does not address the last sentence of that comment, where we asked you to state in the proxy statement whether, if you achieve a majority on the board of directors after this election, you will seek reimbursement for the expenses incurred in the 2023 solicitation. Please revise to address.

4.   We note the new disclosure in the last paragraph of this section. Please revise to clarify what you mean by the statement that "Mr. Regan alone is responsible for this retainer and any expenses associated with the same." Since Mr. Regan is both a nominee, and in control of Regan & Associates, Inc., the proxy solicitor engaged for this solicitation, it is unclear whether this means that Mr. Regan will waive the fees for the solicitation, but would seek reimbursement for them if your solicitation is successful. Please clarify. In addition, revise to enumerate the "certain expenses" that may be payable to Regan & Associates, Inc. if your solicitation is successful, including the maximum amount of such expenses, if applicable.

Form of Proxy Card, page 22

5.   We note that Mr. John Bode is listed on your proxy card in the following manner: "The undersigned appoints Daniel J. Mangless and John B. Bode, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Zevra Therapeutics, Inc. which the undersigned would be entitled to vote if personally present at the 2025 Annual Meeting..." Since Mr. Bode is not a current nominee nor listed as a participant in this solicitation, but is a current director of the Company, please confirm the reference to Mr. Bode as a designated proxy holder here by revising or advising.

6.   The presentation of the Company's nominees on your proxy card is confusing because the text advises shareholders not to vote "for the following two Company nominees 1c to 1d." However, the Company nominees are labelled below that statement as 1d and 1e. Please revise.

General

7.   See our comment above regarding fees that may be payable to Regan & Associates, Inc., both for this year's solicitation and the solicitation that occurred in 2023. Item 5(b) of Schedule 14A requires disclosure about each participant's direct and indirect interests in a solicitation, which is not limited solely to share ownership. Revise the proxy statement generally to clearly disclose that one of the nominees is a principal at and/or owner of Regan & Associates, Inc., and any fees payable to him as a result, including with respect to the 2023 solicitation. In addition, note that Item 7(b) of Schedule 14A and Item 401(a) of Regulation S-K require disclosure of any arrangement or understanding between any nominee and any other person, pursuant to which such nominee was selected as a director candidate. Please revise to describe, if

applicable.

8.   In new disclosure on pages 11 and 15 of the revised proxy statement, you indicate that abstentions and broker non-votes will be considered votes against Proposal 2. However, the Company's proxy statement indicates that broker non-votes will have no effect on the outcome of the vote on Proposal 2. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions